UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



05059065

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

☐   TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-1169

THE HOURLY PENSION INVESTMENT PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)



AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

The Hourly Pension Investment Plan
December 30, 2004 and 2003, and Year Ended December 30, 2004
With Report of Independent Registered Public Accounting Firm

The Hourly Pension Investment Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2004 and 2003, and
Year Ended December 30, 2004

Table of Contents



□ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

□ Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Hourly Pension Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Hourly Pension Investment Plan as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

The Hourly Pension Investment Plan

Statements of Net Assets Available for Benefits

	December 30	
	2004	**2003**
Assets		
Investments, at fair value	**$ 96,519,389**	$ 79,067,998
Receivables:		
Contribution receivable from participants	**263,343**	200,078
Contribution receivable from The Timken Company	**150,759**	346,859
Accrued income	**5,191**	5,187
Total receivables	**419,293**	552,124
Cash, noninterest bearing	**8,848**	249
Net assets available for benefits	**$ 96,947,530**	$ 79,620,371

See accompanying notes.

The Hourly Pension Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 30, 2004

Additions

Investment income:

Net appreciation in fair value of investments	$ 14,385,426
Interest and dividends	1,513,289
	15,898,715

Contributions:

Participants	4,842,655
The Timken Company	3,281,536
	8,124,191
Total additions	24,022,906

Deductions

Benefits paid directly to participants	6,617,583
Net increase prior to transfers	17,405,323
Transfers between plans	(78,164)
Net increase	17,327,159

Net assets available for benefits:

Beginning of year	79,620,371
End of year	$ 96,947,530

See accompanying notes.

The Hourly Pension Investment Plan

Notes to Financial Statements

December 30, 2004 and 2003, and
Year Ended December 30, 2004

1. Description of the Plan

The following description of The Hourly Pension Investment Plan (the Plan) provides only general information. Participants should refer to their *Total Rewards* handbook (Summary Plan Description) for a more complete description of the Plan's provisions. Copies of the handbook are available from The Timken Company (the Plan Administrator).

General

The Plan is a defined contribution plan covering non-bargaining hourly employees of the Company's manufacturing facilities located in Canton, Ohio; Waseon, Ohio; Bucyrus, Ohio; Lincolnton, North Carolina; and Gaffney, South Carolina. Employees become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions "Matching Contributions" at an amount equal to 100% of the first 3% of participant's gross earnings and 50% of the excess of 3% up to the next 3% of the participant's gross earnings.

The Plan provides for a quarterly "Core Contribution" by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant's full years of service at amounts ranging from 1.0% to 4.5%.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 5%. All Matching Contributions are made in Timken common shares. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until January 1, following three calendar years after the Matching Contribution was made, reaching the age of 55, 30 years of service, or following retirement. Core Contributions are invested based on the participant's investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components—the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. During the plan year, Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends, and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the Core Contributions after the completion of three years of service.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant's vested balance, less rollover contributions, is greater than $5,000, they may leave their assets in the Plan until age 70½.

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer their account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.51 and $11.26 at December 30, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	$ 11,648,223
Mutual funds	360,131
Collective trust funds	2,377,072
	$ 14,385,426

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund*	$ 51,534,168	$ 40,441,259
AXP New Dimensions Fund	5,737,148	5,334,187
American Express Trust U.S. Government Securities Fund I	–	4,988,642
American Express Trust U.S. Government Securities Fund II	5,462,310	–
American Express Trust Equity Index Base Fund	–	15,752,172
American Express Trust Equity Index I	17,358,751	–
Participant notes receivable	6,128,001	5,161,199

*Nonparticipant-directed

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2004	**2003**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 51,534,168**	$ 40,441,259
Receivables:		
Participants and Company		
contributions receivable	**218,780**	400,641
	$ 51,752,948	$ 40,841,900

	Year Ended December 30, 2004
Change in net assets:	
Net appreciation in fair value of investments	**$ 11,648,223**
Dividends	**1,008,573**
Participants and Company contributions	**4,128,002**
Benefits paid directly to participants	**(2,382,688)**
Transfers to participant directed accounts	**(3,491,062)**
	$ 10,911,048

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 3, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

The following is a summary of transactions of Timken common shares for the year ended December 30, 2004:

	Shares	Dollars
Purchased	291,106	$6,779,648
Issued to participants for payment of benefits	18,790	451,265
Dividends received	–	1,008,573

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedules

The Hourly Pension Investment Plan

EIN #34-0577130   Plan #016

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost (A)	Current Value
Timken Company Common Stock Fund*(A)	3,551,142	units	$ 35,412,863	$51,534,168
AXP New Dimensions Fund*	236,388	units		5,737,148
Templeton Foreign Fund	160,289	units		1,969,949
American Express Trust:*				
U.S. Government Securities Fund II	5,462,310	units		5,462,310
Bond Fund II	266,160	units		2,868,934
Short-Term Horizon (25:75) Fund	12,011	units		242,878
Medium-Term Horizon (50:50) Fund	87,117	units		2,173,048
Long-Term Horizon (80:20) Fund	14,666	units		381,816
Small Cap Equity Index Fund II	135,387	units		2,662,386
Equity Index Fund I	464,759	units		17,358,751
Participant notes receivable*	Interest rates ranging from 5.0% to 11.0% with various maturity dates			6,128,001
Total investments				$96,519,389

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

The Hourly Pension Investment Plan

EIN #34-0577130   Plan #016

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 30, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company (C)	Timken common shares						
	70 purchases aggregating 291,106 shares	$ 6,779,648			$ 6,779,648		
	194 sales aggregating 313,699 shares		$ 7,298,932		5,949,847		$ 1,349,085

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2004.

12

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOURLY PENSION INVESTMENT PLAN

Date: June 27, 2005

By: _____

Scott A. Scherff
Corporate Secretary and
Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-108840) pertaining to The Hourly Pension Investment Plan of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedules of The Hourly Pension Investment Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005